15045788

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 26 2015

Washington DC
403

| OMB APPROVAL | |
|---|---|
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| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5/A
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50033 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/2013 (MM/DD/YY) AND ENDING 10/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWM Group, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

177 Broad Street Suite 708
(No. and Street)

| Stamford | CT | 06901 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Fontana — 917-673-8589
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

| 14220 Park Row Suite 831 | Houston | TX | 77084 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/2/15

3/5/15

# OATH OR AFFIRMATION

I, Jose Gonzalez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWM Group, Inc, as of 10/31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

[signature]
Signature

President
Title

____________________
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of New York
County of New York
Sworn to before me
This 17th day of February 2015

[signature]

MING W MUI
Notary Public, State of New York
No. 01MU6314176
Qualified in New York County
Commission Expires Nov. 03, 20 18

To whom it may concern,

We are resubmitting the audit report for GWM Group Inc, previously submitted on December 21st 2014. We have identified a typo within the audit report and we want to send an updated version.

If you have any question, please call Rafael Fontana, the firm CCO at 1917 673 8589

Sincerely

José C. Gonzalez

President

Nathan T. Tuttle, CPA

14220 Park Row, Suite 831
**Houston, Texas 77084**

Phone: (713) 256-1084
**Fax: (832) 426-5786**

# INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
GWM Group, Inc.

I have audited the accompanying statement of financial condition of GWM Group, Inc. (the "Company") as of October 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, Texas
December 29, 2014

Certified Public Accountant

# GWM Group, Inc.

## Financial Statements and Supplemental Schedules

## Required by the U.S. Securities and Exchange Commission

## For the Year-Ended October 31, 2014

Contents

NTT Nathan T. Tuttle, CPA
14200 Park Row, Ste. 831
Houston, TX 77084
cell: 713.256.1084
ntt@bdfsg.com

# Independent Auditors Report

To the Shareholder and
Board of Directors
GWM Group, Inc.

I have audited the accompanying statement of financial condition of GWM Group, Inc. (the "Company") as of October 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, Texas
December 29, 2014

Certified Public Accountant

# GWM Group, Inc.
## Financial Statements
## Statement of Financial Condition
## As of and for the Year-Ended October 31, 2014

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | 20 |
| Due from Clearing Firms | 678,634 |
| Marketable Securities | 748,284 |
| Other assets | 8,150 |
| Total assets | $ 1,435,088 |
| **LIABILITIES AND SHAREHOLDER'S CAPITAL** | |
| **Liabilities:** | |
| Accounts payable and accrued expenses | |
| Accounts payable | 87,791 |
| Income Tax Payable | |
| State Tax Liability | 4,180 |
| Federal Tax Liability | 42,385 |
| Deferred Federal Tax Liability | 56,441 |
| Cash Overdraft | 17,284 |
| Payroll Taxes Payable | 17,567 |
| Total liabilities | 225,648 |
| **Capital** | |
| Capital Stock, $1 par value, 1,000,000 shares Authorized 1,000 shares issued, 665 outstanding | 665 |
| Paid in Excess | 546,191 |
| Retained Earnings | 675,546 |
| Less: Cost of Treasury Stock | (12,962) |
| Total Equity | 1,209,440 |
| Total liabilities and shareholder's capital | 1,435,088 |

# GWM Group, Inc.
# Financial Statements
# Statement of Operations
# As of the Year-Ended October 31, 2014

| | |
|---|---|
| **Revenues:** | |
| Commissions Earned | $ 1,218,994 |
| Unrealized Gains(Losses) | 206,905 |
| Other Income | 14,417 |
| Interest Income | 1,025,570 |
| Dividend Income | 32 |
| Total Revenues | $ 2,465,918 |
| **Expenses:** | |
| Employee Compensation & Benefits | 1,969,182 |
| Floor Brokerage, Exchange and Costs | 176,712 |
| Communications and Data Processing | 46,127 |
| Interest and Dividends | 616 |
| Occupancy | 37,387 |
| Other Expenses | 400,838 |
| Total Expenses | $ 2,630,862 |
| Net Loss before Other | $ (164,944) |
| **Other:** | |
| Taxes - Refund | $ 64,149 |
| Net Loss | $ (100,795) |

# GWM Group, Inc.
# Financial Statements
# Statement of Cash Flow
# As of the Year-Ended October 31, 2014

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | (100,795) |
| Adjustments to reconcile net income to | |
| cash used in operating activities: | |
| (Increase) decrease in assets | |
| Commission receivable | 332,218 |
| Due from Clearing Firms | (224,055) |
| Increase (decrease) in liabilities | |
| Accounts payable and accrued expenses | $ (1,287) |
| Net cash from operating activities | $ 6,081 |
| | |
| Cash flows (used) in investing activities | |
| Security Deposit | (8,149) |
| Prepaid Expense | $ 2,041 |
| Net cash (used) in investing activities | $ (6,108) |
| | |
| Cash flows (used) in financing activities | |
| Distribution to members | - |
| Net cash (used) in financing activities | - |
| | |
| Net increase in cash | (27) |
| | |
| Cash and cash equivalents - beginning of the year | $ 47 |
| | |
| Cash and cash equivalents - end of the year | 20 |
| | |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the year for : | |
| Interest | $ 616 |

# GWM Group, Inc.
# Financial Statements
# Statement of Changes in Ownership Equity
# As of the Year-Ended October 31, 2014

| | Total Shareholder's Equity |
|---|---|
| Balance at October 31, 2013 | $ 1,310,235 |
| Shareholder distributions | - |
| Net income | (100,795) |
| Balance at October 31, 2014 | $ 1,209,440 |

# GWM Group, Inc.
## Financial Statements
## Statement of Changes in Subordinated Liabilities
## As of and for the Year-Ended October 31 2014

| | Total Subordinated Liabilities |
|---|---|
| Balance at October 31, 2013 | $ - |
| Additions/Subtractions | - |
| Balance at October 31, 2014 | - |

# GWM Group, Inc.
## Notes to Financial Statements
## As of and for the Year-Ended October 31, 2014

**Note 1-** **Nature of Operations**

GWM Group, Inc. (The "Company") was incorporated on February 2, 1997 as a broker/dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company clears all securities transactions through its clearing broker(s) on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k) (2) (ii).

**Note 2-** **Summary of Significant Accounting Policies:**

*a)* ***Revenue Recognition***

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

*b)* ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

*c)* ***Income Taxes***

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The balance sheet contains a provision for deferred taxes due to material unrealized gains. Prior year taxes payable are reduced by this year's losses.

*d)* ***Common Stock***

The Company is authorized to issue 1,00,000 common shares of $1 par value stock, of which 1,000 shares are issued, and 665 shares are outstanding.

*e)* ***Use of Estimates***

The process of preparing financial statement is conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

f) ***Accounts Receivable: NFS and Interactive Brokers and Pershing***

Accounts receivable included amounts due from NFS, Interactive Brokers and Pershing; the entire amount was considered fully collectible; therefore, it was not considered necessary to carry an amount for allowance for doubtful accounts.

g) ***Concentration of Credit Risk***

Concentrations of credit risk consist of cash. The Company maintains cash balances at quality financial institutions and limits the amount of exposure at any one financial institution.

h) ***Cash Flows***

For purposes of the statement of cash flows, cash includes cash and cash equivalents.

i) ***Accounts Payable***

Accounts payable includes trade payable, payroll taxes, commissions payable, income taxes payable and negative cash, totaling $225,648.

**Note 3- Commitments and Contingencies**

The Company rents office space pursuant to a lease agreement expiring June 30, 2016.

The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

| Year | Amount |
|---|---|
| 2014 | 32,597 |
| 2015 | 33,478 |
| 2016 | 34,359 |

**Note 4- Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by

reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

**Note 5- Fair Value Measurements**

Fair value is defined as the price that would be received to sell assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quotes prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Quoted, active market prices for identical assets or liabilities. Level 1 also includes US Treasury and federal agency securities and federal agency mortgage backed securities, which are traded by dealers of brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and mode derived valuations in which all significant inputs are observable in active markets. The Company did not have any level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the market place. The Company does have Level 3 assets or liabilities.

**Fair Value Measurements on a Recurring Basis**
**As of October 31, 2014**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash | $ - | $ - | $ - | $ - |
| Investments | $ 42,824 | $ - | $ 660,158 | $ 702,982 |
| Total | $ 42,824 | $ - | $ 660,158 | $ 702,982 |

Fair values of assets measured on a recurring basis at October 31, 2014 are as follows:

| | Fair value at Reporting Data | Using : |
|---|---|---|
| October 31, 2014 | Fair Value | Quoted Price in active markets for identical Assets(Level 1) |
| Money Market Fund | $ 0 | $ 0 |
| Equities | $ 42,824 | $ 42,824 |
| Total | $ 42,824 | $ 42,824 |

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was dividend income.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

| | **Fair value at Reporting Date** | **Using :** |
|---|---|---|
| October 31, 2014 | Carrying Value | Fair Value |
| Money Market Fund | $ 0 | $ 0 |
| Equities | $ 42,824 | $ 42,824 |
| Total | $ 42,824 | $ 42,824 |

Cost and fair value of money market funds and marketable securities at October 31, 2014 are as follows:

| | **Amortized Cost** | **Gross Unrealized Gain** | **Gross Unrealized Losses** | **Fair Value** |
|---|---|---|---|---|
| October 31, 2014 | | | | |
| Held to Maturity: | | | | |
| Money Market Fund | $ 0 | $ 0 | $ 0 | $ 0 |
| Equities | $ 32,475 | $ 10,349 | $ 0 | $ 42,824 |
| Total | $ 32,475 | $ 10,349 | $ 0 | $ 42,824 |

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quotes market prices within active markets. There have been no changes in valuation techniques and related inputs.

**Note 6- Other commitments and Contingencies**

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause related to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At

October 31, 2014, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

**Note 7 – Income Taxes**

For federal income tax purposes, there is an accumulated net operating loss (NOL) of approximately $100,795 which will be used to offset current taxes payable. The NOL amounts shall be applied totally to the current year and affect income tax payable as follows:

| | Amount |
|---|---|
| 2013 | $168,214 |
| 2014 | $42,385 |
| Reduction Due to Current Year Loss | $125,829 |

The current portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

| | |
|---|---|
| Federal Current | $ 42,385 |
| State Current | $ 4,180 |
| | $46,565 |

**Note 8- Subsequent Events**

The Company has evaluated events and transactions that occurred between October 31, 2014 and December 29, 2014, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. Based upon this review, the Company has determined that there no events which took place that would have a material impact on its financial statements.

# GWM Group, Inc.
# Supplementary Schedules Pursuant to SEA Rule 17a-5
# As of and for the Year-Ended October 31, 2014

## Computation of Net Capital

| | | |
|---|---|---|
| Credit Factors | | |
| Capital | | $ 1,209,440 |
| | Total credit factors | 1,209,440 |
| Debit Factors | | |
| Other assets | | 8,150 |
| | Total debit factors | 8,150 |
| Tentative Net Capital | | 1,201,290 |
| Less: Haircut Valuations | | 665,139 |
| Net Capital | | 536,151 |

## Computation of Net Capital Requirement

| | |
|---|---|
| Minimum Net Capital as a Percentage of Aggregate Indebtedness | $15,051 |
| Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer | $100,000 |
| Net Capital Requirement | $100,000 |
| Excess Net Capital | $436,151 |

## Computation of Aggregate Indebtedness

| | |
|---|---|
| Total Aggregate Indebtedness | $225,648 |
| Percentage of Aggregate Indebtedness to Net Capital | 42.09% |

## Reconciliation of Computation of Net Capital

| | |
|---|---|
| Net Capital per FOCUS IIA | $ 470,943 |
| Adjustments | |
| Change in Equity (Increase NC) | $ 65,208 |
| Net Capital per Audit | $ 536,151 |
| Reconciled Difference | - |

# GWM Group, Inc.
# Supplementary Schedules Pursuant to SEA Rule 17a-5
# As of and for the Year-Ended October 31, 2014

## Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At October 31, 2014, the Company had net capital of $531,151 which was $436,151 in excess of its required net capital of $100,000. The Company's net capital ratio was 42.09%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

## Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no materials inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

**NTT** Nathan T. Tuttle, CPA

14200 Park Row, Ste. 831
Houston, TX 77084
cell: 713.256.1084
ntt@bdfsg.com

# GWM Group, Inc.
## Supplementary Schedules Pursuant to SEA Rule 17a-5
## As of and for the Year-Ended October 31, 2014

**SIPC Reconciliation Pursuant to SEA 17a-5(c)(4)**

GWM Group, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC 7 to the Securities Investor Protection Corporation (SIPC) for the periods through October 31, 2014, which were agreed to by GWM Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating GWM Group, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. GWM Group, Inc.'s management is responsible for GWM Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of November 1, 2013 through October 31, 2014 (fiscal year-end) with the amounts reported on Forms SIPC 7, noting no material differences.

3. Compared any adjustments reported on Form SIPC 7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC 7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC 7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

December 29, 2014
Houston, TX

Nathan T. Tuttle, CPA

**GWM Group, Inc.**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**As of and for the Year-Ended October 31, 2014**

**Exemption Report**

GWM Group Inc
177 Broad Street, $7^{th}$ Floor, Suite 708
Stamford, CT 06901
Tel. (917) 673-8589

December 19, 2014

Nathan T. Tuttle, CPA
14220 Park Row
Suite 831
Houston, Texas 77084

**Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)9i)(B)(2)**

**To the best knowledge and belief GWM Group, Inc.:**

1. **GWM Group, Inc. claims exemption provision 15c3-3(k)(2)(ii)] from 15c3-3;**
2. **GWM Group, Inc. has met the identified exemption from November 1, 2013 through October 31, 2014, without exception, unless, if applicable, are stated in number 3, below;**
3. **GWM Group, Inc. has had no exceptions to report this fiscal year.**

**Regards,**

Jose Gonzalez　　December 19, 2014

President

GWM Group, Inc.

**GWM Group, Inc.**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**As of and for the Year-Ended October 31, 2014**

**Auditor's Review of Exemption Report**

December 29, 2014
Jose Gonzalez.
GWM Group, Inc.
177 Broad Street, 7th Floor, Suite 708
Stamford, CT 06910

Dear Mr. Gonzalez:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which GWM Group, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which GWM Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm. GWM Group, Inc. stated that GWM Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. GWM Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GWM Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
December 29, 2014